Exhibit 4
DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable periods of the previous year. This MD&A is dated as of November 11, 2009 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the nine months ended September 30, 2009 and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex (“Amex”) under the symbol “DNN”.
Denison is a diversified, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a global portfolio of exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia and the United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and nine months ended September 30, 2009 and 2008.

	Three Months ended	Three Months ended	Nine Months ended	Nine Months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2009	2008	2009	2008

Results of Operations:
Total revenues	$12,748	$36,483	$48,118	$86,377
Total expenses	118,412	47,111	175,371	105,750
Net other income (expense)	(14,953)	8,451	(16,512)	(65)
Net income (loss)	(91,343)	332	(110,885)	(23,886)
Basic and diluted earnings (loss) per share	(0.27)	(0.00)	(0.41)	(0.13)

	As at	As at
	September 30,	December 31,
	2009	2008

Financial Position:
Working capital	$99,870	$34,655
Long-term investments	15,167	10,691
Property, plant and equipment	683,383	717,433
Total assets	911,444	884,933
Total long-term liabilities	$134,625	$248,947

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RESULTS OF OPERATIONS
General
Revenues
Uranium sales revenue for the three months ended September 30, 2009 was $7,493,000. Sales from U.S. production were 30,000 pounds U3O8 at an average price of $61.28 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $52.84 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $599,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
For the nine months ended September 30, 2009, uranium sales revenue totaled $35,089,000 consisting of sales of 285,000 pounds U3O8 from U.S. production at an average price of $65.08 per pound and sales of 294,000 pounds U3O8 from Canadian production at an average price of $50.78 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $1,691,000 for the nine months.
Uranium sales revenue for the three months ended September 30, 2008 totaled $34,600,000 from the sale of 370,000 pounds U3O8 from U.S. production at an average price of $66.12 per pound and the sale of 147,000 pounds U3O8 from Canadian production at an average sales price of $61.35 per pound and from amortization of the fair value increment related to the DMI contracts in the amount of $947,000.
For the nine months ended September 30, 2008, uranium sales revenue totaled $79,776,000 consisting of sales of 520,000 pounds U3O8 from U.S. production at an average price of $71.71 per pound and sales of 566,000 pounds of Canadian production at an average price of $59.01 per pound. Amortization of the fair value increment related to the DMI sales contracts from the acquisition of DMI totaled $8,590,000.
During the three months ended September 30, 2009, the Company sold 3,300 pounds of vanadium blackflake (“V2O5”) at an average price of $5.83 per pound and 69,000 pounds of ferrovanadium (“FeV”) at an average price of $11.96 per pound. Total vanadium sales revenue was $846,000. During the nine months ended September 30, 2009, the Company sold 509,000 pounds of V2O5 at an average price of $3.69 per pound and 87,000 pounds of FeV at an average price of $11.29 per pound. Total vanadium sales revenue was $2,864,000. No vanadium was sold in the comparable 2008 period.
Denison marketed its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”) until the end of 2008. Commencing in 2009, Denison markets its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 392,000 pounds in 2009 and approximately 49,000 pounds in 2010, all of which is priced based on the average quoted spot price over the quarter prior to delivery.
In addition to the contract noted above, the Company currently has four other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production up to a total of 6.5 million pounds with a minimum of the lesser of 50% of production or 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound. The third contract is for delivery of 1,000,000 pounds of U3O8 from U.S. and Canadian production over a period of five years beginning in 2011. The price under the contract is a combination of an escalated base price and published market price indicators at the time of delivery subject to escalated floors and ceilings. The fourth contract is for 20% of annual production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. The purchase price per pound is based on industry standard terms. The agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions.
Revenue from the environmental services division was $4,054,000 for the three months ended September 30, 2009 and $8,241,000 for the nine months ended September 30, 2009 compared to $1,434,000 and $3,929,000 for the comparable 2008 periods. The increase in revenue is related to the Company’s contract at the FARO mine site in Yukon signed in late 2008. Revenue from the management contract with Uranium Participation Corporation was $344,000 for the three months ended September 30, 2009 and $1,886,000 for the nine months ended September 30, 2009 compared to $425,000 and $2,611,000 in the same periods in 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 906,000 pounds U3O8 for the three months ended September 30, 2009 and 2,675,000 pounds U3O8 for the nine months ended September 30, 2009 compared with 818,000 pounds U3O8 for the three months ended September 30, 2008 and 2,566,000 pounds U3O8 for the nine months ended September 30, 2008. Denison’s 22.5% share of production totaled 204,000 and 602,000 pounds in the third quarter and nine months respectively in 2009 and 184,000 and 577,000 pounds respectively in 2008.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs and production royalties are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the three months ended September 30, 2009 were $44.10 (CDN$48.43) per pound U3O8 including $25.79 (CDN$28.32) per pound U3O8 for amortization, depletion and depreciation costs and for the nine months ended September 30, 2009 were $43.98 (CDN$51.45) per pound U3O8 including $24.62 (CDN$28.80) per pound U3O8 for amortization, depletion and depreciation costs. Canadian production costs for the three months ended September 30, 2008 were $56.60 (CDN$58.92) per pound U3O8 including $33.61 (CDN$34.99) per pound U3O8 for amortization, depletion and depreciation costs and for the nine months ended September 30, 2008 were $54.92 (CDN$55.94) including $33.27 (CDN$33.89) per pound U3O8 for amortization, depletion and depreciation costs.
Inventory available for sale from Canadian production was 330,000 pounds U3O8 at September 30, 2009.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years until June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to renew the McClean Lake operating licence. The ARG are challenging the legality of the licence renewal on the basis of issues related to the Federal and Provincial governments’ duty to consult with Aboriginal people. The legal review process will not impact operations directly.
At the White Mesa mill, processing of alternate feed material began in early June using the newly constructed alternate feed circuit and in the three months ended September 30, 2009, production was 85,000 pounds U3O8. Production from conventional ore was temporarily halted in May 2009 with production to that date of 423,000 pounds U3O8. Production of conventional ore at White Mesa is expected to resume in the first quarter of 2010. Total production year to date was 508,000 pounds U3O8. Production was 286,000 pounds U3O8 for the three months and 399,000 pounds U3O8 for the nine months ended September 30, 2008. The Company produced 502,000 and 250,000 pounds V2O5 for the nine months ended September 30, 2009 and 2008 respectively.
At September 30, 2009, a total of 142,000 tons of conventional ore was stockpiled at the mill containing approximately 571,000 pounds U3O8. The Company also has approximately 745,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at September 30, 2009.
Production costs for the three months ended September 30, 2009, including mill fixed and conventional ore stand-by costs were $52.13 per pound U3O8 including $12.44 per pound amortization, depletion and depreciation. Production costs for the nine months ended September 30, 2009 were $72.42 per pound U3O8 and vanadium equivalent including $36.23 per pound amortization, depletion and depreciation.
Inventory available for sale from U.S. production was 385,000 pounds U3O8, 928,000 pounds V2O5 and 67,000 pounds FeV at September 30, 2009.
Operating costs for the three months and nine months ended September 30, 2009 include recoveries of $2,762,000 and $2,579,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $3,641,000 in the three-month period ended September 30, 2009 and $7,546,000 for the nine months ended September 30, 2009 and $1,295,000 and $3,815,000 in the comparable periods in 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $359,000 for the three months ended September 30, 2009 compared with $662,000 for the same period in 2008. For the nine months ended September 30, 2009, sales royalties and capital tax totaled $1,047,000 compared with $2,470,000 for the same period in 2008. The decrease is due primarily to lower sales volumes during the current periods. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices until late in 2009.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Zambia and Mongolia. For the three months ended September 30, 2009, exploration expenditures totaled $2,988,000 compared to $7,623,000 for the three months ended September 30, 2008. For the nine months ended September 30, 2009, exploration expenditures totaled $7,567,000 compared to $17,861,000 for the nine months ended September 30, 2008.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. Denison is also participating in a total of 30 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $2,032,000 of which $1,997,000 was expensed in the statement of operations for the three months ended September 30, 2009 and totaled $6,000,000 of which $5,429,000 was expensed in the statement of operation for the nine months ended September 30, 2009. For the three months ended September 30, 2008, exploration spending totaled $3,042,000 of which $2,855,000 was expensed and totaled $12,210,000 of which $11,329,000 was expensed for the nine months ended September 30, 2008.
Exploration work on the Phoenix Zone uranium discovery on the Wheeler River property in northeastern Saskatchewan continued to enhance its potential. The uranium mineralization now extends along strike over 1,000 metres with the best intersection to date being 62.6% U3O8 over 6.0 metres in drill hole WR-273 and it remains open along strike in both directions. In order to accelerate the delineation of the high-grade uranium mineralization along the Phoenix Zone, a $1.5 million, 7,500 metre fall drilling program was approved by the owners: Denison (60%), Cameco (30%) and JCU (10%). This work is in progress and results will be reported when the program has been completed.
Drilling was completed during the quarter on the Company’s Ford Lake, Bachman Lake and Brown Lake prospects with no significant results. Geophysical surveys are currently on-going at the Moore Lake, Ford Lake and Wheeler River projects.
Exploration expenditures of $803,000 and $1,933,000 for the three months and nine months ended September 30, 2009 ($2,099,000 for the three months and $3,520,000 for the nine months ended September 30, 2008) were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. A limited exploration drilling program was completed during the quarter. Work at the Ulziit project has confirmed continuity of uranium mineralization discovered below the water table in the 2008 program and further drilling will be necessary to evaluate its economic significance. Similarly, a new zone of mineralization was discovered at the Choir Depression which will necessitate follow up.
In Zambia, work continued on the review of the mining licence application, environmental report and radioactive licence application. In addition, geologic mapping and prospecting continued on a variety of targets in preparation for further drilling.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
General and Administrative
General and administrative expenses were $2,945,000 for the three months and $10,798,000 for the nine months ended September 30, 2009 compared with $3,729,000 and $11,405,000 for the three months and nine months ended September 30, 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $(14,953,000) for the three months and $(16,512,000) for the nine months ended September 30, 2009 compared with $8,451,000 and $(65,000) for the three months and nine months ended September 30, 2008. This consists primarily of foreign exchange losses and interest expenses on the Company’s debt facilities. Foreign exchange losses arise primarily on the accounting translation of intercompany funding due to the declining value of the U.S. dollar which has declined in value against the Canadian dollar by approximately 9% over the quarter.
Other expense included interest incurred on company indebtedness of $1,000 and $1,435,000 for the three months and nine months ended September 30, 2009 compared to $902,000 and $1,422,000 for the three months and nine months ended September 30, 2008.
Impairment of Mineral Properties
In the third quarter of 2009, the Company tested the Mutanga project mineral property for impairment as a result of additional information becoming available concerning estimated mining recoveries within the latest mine plan, increases in project cost estimates and also a decline in the long-term uranium price outlook. The carrying value of the project failed the Stage one impairment test based on the revised outlook. As a result, the Company undertook a Stage two impairment test and assessed the fair value of the Mutanga project by estimating the value of the project’s resource potential based on recently published market value comparables for companies operating in a similar geographical area. The Company assessed the comparability of the market value data by looking at the nature of the mineral properties held by the other companies including the size, stage of exploration, forecast cost structure, estimated grade and political stability of the country in which the projects are located, to determine an appropriate fair value.
The Company recorded a pre-tax impairment charge of $100,000,000 representing the excess of carrying value of the mineral property over the fair value derived during the Stage two impairment test. The Company also recorded a $30,000,000 future tax recovery as a result of the impairment charge.
Income Taxes
The Company has recognized a current tax recovery of $1,690,000 and a future tax recovery of $31,190,000. The current tax recovery relates primarily to the anticipated recovery of taxes paid in prior tax years totaling $1,882,000. The future tax recovery relates primarily to the impairment charge on the Company’s Zambian mineral properties resulting in a future tax recovery of $30,000,000 and to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
Outlook for 2009
Mining and Production
Canada
At September 30, 2009, the McClean Lake mill ore stockpile had approximately 243,000 tonnes of ore containing 3,742,000 pounds U3O8, with the Company’s share being 842,000 pounds U3O8. Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,500,000 pounds U3O8, of which Denison’s share is 788,000 pounds.
Development of the Midwest and Caribou projects has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current price for uranium. The regulatory process for both projects will be continued as well as the engineering for Midwest. This will enable the projects to be advanced to the stage that they are ready to be developed quickly when the economic conditions improve.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
United States
Two mines are operating on the Colorado Plateau with production from the Pandora and Beaver mines. Production from the mines in operation is being hauled to Denison’s White Mesa mill. Five mines remain on active care and maintenance including the Topaz, Rim, West Sunday and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex. The conditions of these mines are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices sufficient to justify resuming production.
On November 10, 2009, a production decision was made for the Arizona 1 deposit located in northeastern Arizona, following receipt of the final required permit in September. This deposit will be developed as an underground operation with production expected to commence in 2010. Production of 855,000 pounds of U3O8 is scheduled during the period 2010 — 2012 at an all in cash cost of $30.50 per pound of U3O8 sold. The capital required to complete the development of Arizona 1 is forecast at $2.3 million.
The White Mesa mill processed conventional ore until late May 2009. Processing of conventional ore at the mill has temporarily halted and is expected to resume early next year. The construction of the new $5.3 million alternate feed circuit is complete and the circuit began processing material in mid-June. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. The Company expects to produce close to 0.6 million pounds of U3O8 and has produced 0.5 million pounds of V2O5 at the White Mesa mill in 2009.
Sales
The Company expects to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 500,000 to 600,000 pounds from U.S. production. It also anticipates selling 975,000 pounds of vanadium.
Exploration
Athabasca Basin
During the fourth quarter, ground geophysical surveys to identify priority drilling targets will be carried out on the Moore Lake, Wheeler River and Turkey Lake properties. An airborne electromagnetic survey will also be carried out on the Key Lake South property during the fourth quarter.
At Wheeler River, the 7,500 metre, $1.5 million drilling program designed to accelerate the delineation of the high-grade uranium mineralization along the Phoenix Zone will be carried out. A major drill program is in the planning stages for 2010.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $8,300,000 for the year.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $11,300,000 at September 30, 2009 compared with $3,206,000 at December 31, 2008. The increase of $8,094,000 was due primarily to the issue common shares of $185,053,000 and proceeds of investment sales of $3,294,000 after repayment of debt obligations of $100,411,000 and expenditures of $32,248,000 for property, plant and equipment.
Net cash used in operating activities was $48,057,000 during the nine months ended September 30, 2009. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $29,096,000 in inventories, and a decrease in accounts payable and accrued liabilities of $13,909,000. The increase in inventories consists primarily of increased concentrate inventories arising from increased inventory levels from year end offset by a decrease in ore in stockpile. The decrease in accounts payable and accrued liabilities is the result of decreased activity in the period.
Net cash used in investing activities was $29,049,000 consisting primarily of expenditures on property, plant and equipment of $32,248,000 and proceeds from investment sales of $3,294,000.
Net cash from financing activities consisted of $185,053,000 from the issue of common shares and a reduction of debt obligations of $100,411,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $8,094,000 during the period.
Subsequent to the quarter, the Company completed the renegotiation of its revolving term credit facility to reduce the facility from $125,000,000 to $60,000,000 and to reduce the financial covenants under the facility. The revised agreement now contains two financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009 and 50% of positive Net Income in each fiscal quarter from September 30, 2009, and the other requires the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The facility terminates on June 30, 2011. There is currently no debt outstanding under this facility, however $7,532,000 of the line is currently used as collateral for certain letters of credit. The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The facility is subject to a standby fee of 100 basis points.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
In August 2008, the Company sold 50,000 pounds of U3O8 to UPC for total consideration of $3,225,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC for the periods noted:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2009	2008	2009	2008

Fees earned from UPC included in revenue:
Uranium concentrate sales	$—	3,225	—	3,225
Management fees, including out-of-pocket expenses	$344	$377	$1,144	$1,378
Commission fees on purchase and sale of uranium	—	48	742	1,233

Total fees earned from UPC	$344	$3,650	$1,886	$5,836

At September 30, 2009, accounts receivable includes $117,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation
In June 2009, Denison completed definitive agreements with Korea Electric Power Corporation (‘KEPCO”). The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58 million common shares of Denison representing approximately 17% of the issued capital outstanding and one representative from KEPCO has been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At November 11, 2009, there were 339,720,415 common shares issued and outstanding, stock options outstanding to purchase a total of 9,830,950 common shares and warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 359,116,280 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. There was no impact to the Company’s financial statements from the adoption of this standard.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period.

d)
The CICA amended Section 3855 “Financial Instruments” to clarify that, upon reclassification of a financial instrument out of the trading category, as assessment must be completed to determine whether an embedded derivative is required to be bifurcated. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

e)
In August 2009, the CICA issued further amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair-value when the impairment is considered to be other-than-temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Company has commenced the process to convert its basis of accounting from Canadian GAAP to IFRS effective in the first quarter report 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported for the year ended December 31, 2010.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase
As previously disclosed, the initial diagnostic phase was completed in third quarter 2008. This review identified the major components of the financial statements that will be impacted by the change in standards, and included an evaluation of magnitude of the financial statement impact, the implementation effort required and the anticipated complexity of the change.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and the review by audit committee; the quantification of impact of changes to our existing accounting policies on our opening IFRS balance sheet; and the development of draft IFRS financial statements. This phase also involves the development of IFRS training programs for key personnel, and the identification of changes to systems and to our internal controls over financial reporting.
The implementation phase involves the implementation of required changes to our information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The impact analysis and design phase and the implementation phase are currently underway. Component specific IFRS training was developed, for areas identified in the diagnostic phase, and delivered to all key finance personnel during Q2 and Q3 2009. In addition, detailed implementation plans and timelines were prepared for each area identified during the diagnostic phase. Evaluation and selection of accounting policies is currently underway and management review of the recommended accounting policies, including first time adoption exemptions, is expected to be completed during Q4 2009. Other work that is underway includes analysis of additional financial statement and note disclosures, review of information system and internal control changes required, and development of additional training required for key personnel.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form dated March 26, 2009, in the Company’s annual MD&A dated March 18, 2009 and the Short Form Prospectus dated June 15, 2009 available at www.sedar.com and Form 40-F available at www.sec.gov.
In addition, the following risk should be noted:
Impairment of Goodwill
Denison evaluates the carrying amount of goodwill annually to determine whether events or changes in circumstances indicate whether such carrying amount has become impaired. Denison normally makes its impairment determinations in the fourth quarter of each year and impairments, if any, are charged to operations in the fourth quarter. There is a risk that Denison may have a goodwill impairment charge in the fourth quarter of 2009. Such a charge would have the effect of reducing Denison’s net earnings and shareholders’ equity.
The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.